                                                                       Exhibit 3

                             MANAGEMENT'S DISCUSSION
 AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE REGISTRANT



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The statements contained in the following Management's Discussion and Analysis of Financial Condition and Results of Operations of Neurochem Inc. (Neurochem or the Company), other than statements of fact that are independently verifiable at the date hereof, may be forward-looking statements regarding the industry in which Neurochem operates, Neurochem's expectations as to its future performance, liquidity and capital resources. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, including those set forth in the "Risks and Uncertainties" section. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements.

The Company changed its fiscal year-end to December 31 from June 30 to be consistent with most companies in its industry. This analysis explains the material variations in the audited consolidated statements of operations, financial position and cashflows of Neurochem for the six-month period ended December 31, 2003, as well as for the audited twelve-month periods ended June 30, 2003 and 2002. For comparative reasons, the Company also has explained the variations between the six-month period ended December 31, 2003 and the unaudited six-month period ended December 31, 2002.

This analysis should be read in conjunction with the audited consolidated financial statements of Neurochem and related notes, included herein, which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). A reconciliation to US GAAP of earnings and balance sheet items is presented in note 16 of the audited consolidated financial statements. Unless otherwise indicated, amounts are presented in Canadian dollars.

OVERVIEW

Neurochem is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics. The Company's staged pipeline of proprietary, disease-modifying, oral products addresses critical unmet medical needs. The Company currently has three orally administered product candidates in clinical trials: Fibrillex(TM), Alzhemed(TM) and Cerebril(TM).

Product Candidates

Fibrillex(TM), the Company's most advanced product candidate treating Amyloid A
(AA) Amyloidosis, is currently in a Phase II/III clinical trial with a total of 183 patients enrolled. The clinical trial is currently expected to end in January 2005. To the extent the Company receives regulatory approval, it expects to commercialize Fibrillex(TM) by the end of 2005. Fibrillex(TM) has received the orphan drug designation in the US and Europe, which normally provides for market exclusivity of seven years and ten years, respectively, once the drug is approved. Fibrillex(TM) has also received the Fast Track Product ("FTP") designation by the U.S. Food and Drug Administration ("FDA"). As a result of the FTP designation, Neurochem will submit a schedule for a rolling New Drug Application, enabling the FDA to commence review of portions of the application before the end of the on-going two-year Phase II/III clinical trial. The Company is also eligible for priority review by the FDA.

Alzhemed(TM), the Company's next most advanced product candidate treating Alzheimer's Disease ("AD"), showed continued positive results during the year. Following the completion of the Phase II clinical trial in June 2003, the Company is preparing to initiate Phase III clinical trials, which are expected to commence in the second quarter of 2004. Alzhemed(TM) is Neurochem's first generation product candidate for AD.

Cerebril(TM), the Company's product candidate to treat Hemorrhagic Stroke due to Cerebral Amyloid Angiopathy, has completed a Phase II clinical trial in January 2004. Results are expected to be released in the quarter ending June 30, 2004.

Neurochem signed two agreements in January 2004. A strategic alliance was signed with National Research Council of Canada's Institute for Biological Sciences, and more specifically Dr. Harold J. Jennings, a world leader in the development of innovative conjugated vaccines. Also, the Company entered into an in-license agreement with Praecis Pharmaceuticals Inc., a biopharmaceutical company, relating to certain long trial a amyloid peptides for use in the development of a novel synthetic vaccine to prevent and treat AD.

Funding

Since inception in 1993, Neurochem has devoted its resources principally to funding research and development programs. As at December 31, 2003, the Company has incurred a cumulative deficit since inception of $86,365,000, of which research and development expenditures totaled $76,630,000 before research tax credits and grants of $18,106,000. The Company expects operating expenses to increase going forward as product candidates enter more advanced stages of clinical development, as the Company continues to invest in product research and development and as it prepares for commercialization.

The Company has not generated any revenues from the sale of products and has not been profitable to date. Neurochem has funded its operations primarily through private and public offerings of common shares, payments received under research and development agreements as well as interest income, tax credits and grants. Until the Company is in its commercialization phase, it expects to fund operations with proceeds from equity or debt financing, interest income, revenues from collaborative research, license, product development and co-marketing agreements, research tax credits and grants.

In September 2003, Neurochem completed the initial public offering of its common shares in the US and a new issue of common shares in Canada for total proceeds of $84,956,000 (see "Liquidity and Capital Resources"). The net proceeds from the offering are being used to fund clinical trials of the Company's lead product candidates, other research and development programs, capital expenditures, working capital and general corporate activities.

Picchio Pharma Inc. ("Picchio Pharma"), a company established between a trust of which Dr. Francesco Bellini, O.C. is a beneficiary and Power Technology Investment Corporation, a subsidiary of Power Corporation of Canada, acquired 1,346,800 shares of the offering. This follows investments made by Picchio Pharma totaling $15,148,000 during the year ended June 30, 2003. As at December 31, 2003, Picchio Pharma is the largest shareholder of the Company with an ownership of approximately 30% on a fully diluted basis, including four million warrants expiring in 2005 and 2006.

In November 2003, Neurochem was added to the NASDAQ Biotechnology Index ("NBI"). All securities in the NBI are listed on the NASDAQ National Market and meet minimum requirements, including market value, average daily share volume and seasoning as a public company. In December 2003, the Company was also added to the S&P/TSX Composite Index, the S&P/TSX Capped Health Care Index and the Global Industry Classification Standard (GICS) Index. Inclusion in these indexes offers the benefit of additional visibility on financial markets, as well as potential increased trading volume.

In May 2003, in a strategic move aimed at focusing on core expertise, the Company completed a technology transfer pertaining to its diabetes program to Innodia Inc. ("Innodia"), a company focused exclusively on the development of therapeutic treatments for Diabetes, in exchange for an equity interest in Innodia. This strategy eliminates funding requirements associated with the diabetes program, while allowing Neurochem to share in the program's economic potential as an indirect shareholder of Innodia. See note 4 of the Consolidated Financial Statements.

The Company places importance on obtaining and maintaining patent and trade secret protection for significant discoveries. In 2002, Neurochem executed an agreement with Immtech International Inc. (Immtech) pursuant to which Immtech provided the Company with certain compounds for testing and granted Neurochem an option to license such compounds. In August 2003, Immtech filed certain legal proceedings with the United States District Court with respect to the agreement. The parties entered into settlement discussions in September 2003 and, as settlement did not occur, in January 2004, the Company brought a motion to compel arbitration under the terms of the agreement. The Company is vigorously defending against the claims brought by the plaintiff(s). As a result of this litigation, Neurochem has incurred legal expenses associated with its defense in the fiscal year ended December 31, 2003 and expects to continue to incur such expenses into its 2004 fiscal year. See note 9 (e) of the Consolidated Financial Statements.

As at December 31, 2003, Neurochem's workforce consists of 116 employees. The Company expects to significantly increase its number of employees over the next twelve months, particularly in the fields of drug development, drug discovery and marketing. As a result, Neurochem is currently evaluating relocation options to accommodate its expansion.

SELECTED FINANCIAL INFORMATION
(in thousand of Canadian dollars, except per share data)

                                             Six-month periods ended   Twelve-month periods ended
                                                   December 31                  June 30
                                             -----------------------   --------------------------
                                                  2003      2002             2003       2002
                                               (audited) (unaudited)      (audited)   (audited)
                                               --------- -----------      ---------   ---------
REVENUE:
Research contracts                                   --          --              --    $  2,271
                                               --------    --------        --------    --------
                                                     --          --              --       2,271
EXPENSES:
Research and development                       $  8,522    $  9,450        $ 18,782      15,304
Research tax credits                               (914)       (423)         (1,410)     (1,048)
Research grants and other                          (208)     (1,150)         (1,895)     (2,071)
                                               --------    --------        --------    --------
                                                  7,400       7,877          15,477       12,185

General and administrative                        7,454       2,469           7,184       3,698
Depreciation and amortization                       646         556           1,197         888
Interest and bank charges                            46          90             144         232
                                               --------    --------        --------    --------
                                                 15,546      10,992          24,002      17,003

Net loss before undernoted items                (15,546)    (10,992)        (24,002)    (14,732)
                                               --------    --------        --------    --------

INVESTMENT AND OTHER INCOME (EXPENSES):

Interest income                                     520         482             800       1,144
Foreign exchange gain (loss)                     (1,747)        (29)            100         113
Gain on disposal of intellectual property            --          --           3,484          --
                                               --------    --------        --------    --------
                                                 (1,227)        453           4,384       1,257
                                               --------    --------        --------    --------
Net loss                                       $(16,773)   $(10,539)       $(19,618)   $(13,475)
                                               ========    ========        ========    ========
Net loss per share                             $  (0.63)   $  (0.52)       $  (0.90)   $  (0.75)
                                               ========    ========        ========    ========

RESULTS OF OPERATIONS

SIX-MONTH PERIOD ENDED DECEMBER 31, 2003 (AUDITED) COMPARED TO SIX-MONTH PERIOD ENDED DECEMBER 31, 2002 (UNAUDITED)

Research and development expenses, before research tax credits and grants, amounted to $8,522,000 for the six-month period ended December 31, 2003, compared to $9,450,000 for the prior year six-month period. The decrease is due to a reduction in clinical trial expenses related to Alzhemed(TM), following the completion of the Phase II clinical trial in June 2003. For the six month-period ended December 31, 2003, research and development expenses were incurred to support the on-going Fibrillex(TM) Phase II/III clinical trials and open-label study, Alzhemed(TM) open-label Phase II extension study and advancement towards it's Phase III clinical trials, Cerebril(TM) Phase II clinical trial as well as on-going research programs. As at December 31, 2003, Neurochem had 171 patients in its various clinical trials.

The Company expects research and development expenditures to increase as product candidates enter more advanced stages of clinical development and as the Company invests in its pre-clinical, clinical development and regulatory affairs capabilities. The hiring of additional personnel to support the progress of our development programs will also be required.

Research tax credits amounted to $914,000 for the six-month period ended December 31, 2003, compared to $423,000 for the corresponding period last year. Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development program. The increase is due to higher eligible expenses during the current period, as well as prior years credit claims resolved during the current period.

Research grants and other amounted to $208,000 for the six-month period ended December 31, 2003 compared to $1,150,000 for the corresponding period last year. In the prior year, research grants refer principally to investment contributions under the Technology Partnerships Canada ("TPC") Program received by the Company for the development of Alzhemed(TM)($919,000), as well as payments received from the FDA for the development of Fibrillex(TM)($231,000), whereas the current six-month period consists of only grants received from the FDA for Fibrillex(TM)

General and administrative ("G&A") expenses amounted to $7,454,000 for the six-month period ended December 31, 2003, compared to $2,469,000 for the same period last year. The increase year-over-year is due to the expansion of the corporate infrastructure necessary to support the growth and the increase in the overall activity level at the Company, in particular, in the accounting, legal, administrative, marketing and senior management functions of the organization. G&A expenses in the six-month period ended December 31, 2003, include legal fees incurred in relation with the Immtech litigation, expenses associated with increased awareness and educational activities related to AA Amyloidosis, Fibrillex(TM)'s target indication, the setting-up of a marketing team and management and performance-based fees paid to Picchio International Inc. ("Picchio International"), a related party (see note 10(d) of the Consolidated Financial Statements, and "Picchio Management Services Agreement"), for the services of Dr. Francesco Bellini, O.C., as Chairman and Chief Executive Officer of the Company and services of other members of Picchio International and Picchio Pharma.

The Company expects general and administrative expenses to increase as the overall activity level of the Company continues to increase and as commercialization is approaching.

Depreciation and amortization expense for the six-month period ended December 31, 2003 increased to $646,000, compared to $556,000 for the same period in 2002. The increase reflects the depreciation and amortization associated with the acquisition of additional property and equipment, as well as additions to patent costs.

Interest income for the six-month-period ended December 31, 2003 amounted to $520,000 compared to $482,000 for the same period the previous year. The increase results from higher average cash balances in the current period, compared to the same period last year offset by a larger portion of the investment portfolio denominated in US dollar earning lower yields.

Foreign exchange losses amounted to $1,747,000 for the six-month period ended December 31, 2003, compared to $29,000 for the comparable period the previous year. The increase is attributable to foreign exchange losses recognized on the US dollar denominated investments held by the Company, due to the strengthening of the Canadian dollar versus the US dollar during the period.

Net loss for the six-month period ending December 31, 2003 amounted to $16,773,000 ($0.63 per share), compared to $10,539,000 for the same period last year ($0.52 per share).

TWELVE MONTHS ENDED JUNE 30, 2003 COMPARED TO TWELVE MONTHS ENDED JUNE 30, 2002


Revenues for the year ended June 30, 2003 amounted to nil compared to $2,271,000 for the same period last year. The decrease is due to the termination in the second quarter of 2002 of the collaborative research and license agreement with
H. Lundbeck A/S ("Lundbeck"). As a result of the termination of this agreement, the Company regained its ownership rights on drug molecules aimed at treating AD, including Alzhemed(TM).

Research and development expenses, before research tax credits and grants, amounted to $18,782,000 for the year ended June 30, 2003, compared to $15,304,000 for the year ended June 30, 2002. The increase is a direct result of the Company's product candidates progression to more advanced stages of clinical development during the year. Alzhemed(TM) and Cerebril(TM) were in Phase II clinical trials during the current year, compared to Phase I last year, and Fibrillex(TM) completed patient recruitment for its Phase II/III clinical trial during fiscal year 2003. As at June 30, 2003, approximately 240 patients were enrolled in clinical trials compared to approximately 50 patients a year earlier.

Research tax credits amounted to $1,410,000 for the year ended June 30, 2003, compared to $1,048,000 for the corresponding prior year period. The increase is in line with the corresponding increase in research and development expenses qualifying for such tax credits.

Research grants and other amounted to $1,895,000 for the year ended June 30, 2003, compared to $2,071,000 for the corresponding prior year period. Research grants refer principally to investment contributions under the TPC Program received by the Company for the development of Alzhemed(TM) as well as payments received from the FDA for the development of Fibrillex(TM).

General and administrative expenses amounted to $7,184,000 for the fiscal year 2003, compared to $3,698,000 for the fiscal year 2002. The increase is mainly due to the hiring of new employees, increased awareness and educational activities related to AA Amyloidosis, increased professional fees due to increased corporate development activities, as well as non-recurring expenses of $873,000 incurred in connection with the departure of two senior officers.

Depreciation and amortization expense for the fiscal year 2003 increased to $1,197,000, compared to $888,000 for fiscal year 2002. The increase reflects the depreciation and amortization associated with the acquisition of additional property and equipment, as well as additions to patent costs, during the past year.

Interest and bank charges for the fiscal year 2003 amounted to $144,000, compared to $232,000 for the fiscal year 2002. The decrease is primarily attributable to lower external fees associated with the management of the Company's cash resources.

Interest income for the year ended June 30, 2003 amounted to $800,000, compared to $1,144,000 for the same period the previous year. The decrease results from lower average cash balances in the current year, compared to the same period last year.

Gain on disposal of intellectual property amounted to $3,484,000 in fiscal 2003 and represents the gain realized on the technology transfer related to the Company's pre-clinical Diabetes program to Innodia, as described previously.

Net loss for the year ended June 30, 2003 amounted to $19,618,000 ($0.90 per share), compared to $13,475,000 for the year ended June 30, 2002 ($0.75 per share).

QUARTERLY RESULTS (UNAUDITED)

(in thousand of Canadian dollars, except per share data)


                                                              Net loss per share
Quarter                                   Revenue   Net loss   Basic and diluted
-------                                   -------   --------   -----------------
 Six-month period ended December 31, 2003
 First                                        -      (6,787)        (0.28)
 Second                                       -      (9,986)        (0.34)

 Year ended June 30, 2003

 First                                        -      (3,962)        (0.20)
 Second                                       -      (6,577)        (0.31)
 Third                                        -      (5,609)        (0.25)
 Fourth                                       -      (3,470)        (0.15)

 Year ended June 30, 2002
 First                                    1,117      (1,660)        (0.09)
 Second                                   1,154      (2,844)        (0.16)
 Third                                        -      (4,277)        (0.24)
 Fourth                                       -      (4,694)        (0.26)


 PICCHIO MANAGEMENT SERVICES AGREEMENT

 On March 1, 2003, Neurochem entered into a management services agreement with Picchio International into which Picchio Pharma, the Company's largest shareholder, intervened. Picchio International is wholly-owned by Dr. Bellini and his spouse. The management services agreement stipulates that Picchio International provides the services of Dr. Bellini, O.C., as Chairman and Chief Executive Officer of the Company and services of other members of Picchio International and Picchio Pharma. Under the agreement, Picchio International and Picchio Pharma, provide regular consulting and advisory services, including services related to reviewing existing and potential research and development activities, and potential clinical programs, financing activities, partnering and licensing opportunities, commercialization plans and programs, and advising and assisting in investor relations activities. In consideration of all services rendered under the agreement, Picchio International receives a monthly fee of $80,000. This amount includes all direct and indirect costs and expenses, including travel and all other out-of-pocket expenses, incurred by Dr. Bellini, Picchio International and Picchio Pharma relating to the services provided pursuant to such agreement. The agreement also provides for performance-based fees determined at the discretion of the Board of Directors.

FINANCIAL CONDITION

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENT

As at December 31, 2003, Neurochem's future contractual commitments are principally for obligations under capital leases related to research equipment acquisition, operating leases for facilities and office equipment, as well as management fees with Picchio International. Obligations by year of maturity, and future rental payments under operating lease agreements are presented below. The Company does not have any purchase obligations as of December 31, 2003. The Company has not engaged in off-balance sheet financing or commodity contract trading.

                                                  Payments Due by Period
                                                  (in thousand Canadian $)
                            ---------------------------------------------------------------------
 Contractual Obligations    Total   Less than 1 year   1-3 years   3-5 years    More than 5 years
 -----------------------    -----   ----------------   ---------   ---------    -----------------
 Obligations under
 capital leases               901          470             431         Nil               Nil
 Operating leases           2,184          508           1,052         392               232
 Management fees            1,120          960             160         Nil               Nil


LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2003, Neurochem had cash, cash equivalents and marketable securities of $77,594,000, compared to $16,334,000 at June 30, 2003. The increase is due to funds received from the US and Canadian public offering, exercise of options and warrants, all being net of funds used in operations and for additions to property, equipment and patent costs.

Proceeds from the issue of share capital for the six months ended December 31, 2003, amounted to $86,448,000 and are mainly related to the US and Canadian public offering. In September 2003, the Company issued 5.75 million common shares at a price of $14.77 (US$10.87) per share. Total proceeds from the offering were $84,956,000 (US$62,502,500) while share issue expenses were $6,813,000. Proceeds from the issue of share capital for the year ended June 30, 2003, amounted to $17,981,000 and are mainly related to two investments made by Picchio Pharma during the year, for total cash consideration of $15,148,000. Refer to note 8 of the Consolidated Financial Statements for more details.

As at January 31, 2004, the Company had 29,860,565 common shares outstanding, as well as 2,213,088 options outstanding granted under the stock option plan. In addition, warrants to purchase four million common shares of the Company were outstanding.

Additions to property and equipment for the six months ended December 31, 2003, amounted to $916,000, compared to $1,638,000 and $946,000 for the twelve-month periods ended June 30, 2003 and 2002. The main additions to property and equipment for the six-month period ended December 31, 2003, were research equipment ($354,000) and software ($223,000). For the year ended

June 30, 2003, additions to property and equipment amounted to $1,638,000, and consisted mainly of research equipment ($790,000) and software ($532,000). In the 2002 fiscal year, additions to property and equipment amounted to $946,000 and were mainly attributable to research equipment ($738,000). Additions to patent costs for the six-month period ended December 31, 2003, amounted to $739,000 compared to $538,000 and $1,156,000 for the twelve-month periods ended June 30, 2003 and 2002. The Company expects that capital expenditures should increase as research and development as well as intellectual property protection activities increase, and if the Company relocates its operations.

The Company invests available cash resources, in a manner consistent with a goal of capital preservation, liquidity and with limited credit risk, in liquid securities with varying terms to maturity not exceeding twelve months, selected with regard to the expected timing of expenditures to be incurred from continuing operations and prevailing interest rates.

The Company believes that its available cash and short-term investments, expected interest income, potential funding from research, potential partnerships and licensing agreements, research tax credits, grants, access to capital markets and support from its principal shareholder should be sufficient to finance the Company's operations and capital needs for the coming year. However, in light of the inherent uncertainties associated with the regulatory approval process and the Company's ability to secure additional research, partnerships and/or licensing agreements, further financing may be required to support the Company's operations in the future.

CRITICAL ACCOUNTING POLICIES

In preparing the Company's consolidated financial statements in conformity with GAAP, management is required to make certain estimates, judgements and assumptions that the Company believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The accounting policies which the Company considers to be critical are those that require the most difficult, subjective, or complex judgments and that are the most important to aid in fully understanding and evaluating its consolidated financial statements. These accounting policies are discussed in the following paragraphs.

Long-term investment is recorded at cost. The Company records an investment impairment charge when management believes an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments thereby possibly requiring an impairment charge in the future.

Property, equipment and patents costs are stated at cost and are amortized on a straight-line or declining balance basis. The Company regularly reviews property, equipment and patent costs for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets exceeds the sum of the expected cash flows from its uses and disposal. Management's judgment regarding the existence of impairment indicators are based on legal factors, market conditions and operating performances. Future events could cause management to conclude that impairment indicators exist and that the carrying values of the Company's property, equipment or patent costs are impaired. Any resulting impairment loss could have a material adverse impact on the Company's financial position and results of operations.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Management provides valuation allowances against the future tax asset for amounts which are not considered "more likely than not" to be realized. In assessing the realizability of tax assets, management considers whether it is more likely than not that some portion or all of the tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The Company has determined that a 100% tax valuation allowance is necessary. In the event the Company were to determine that it would be able to realize its tax asset, an adjustment to the tax asset would increase income in the period such determination is made.

Research and development costs consist of direct and indirect expenditures, including a reasonable allocation of overhead expenses, associated with the Company's various research and development programs. Research and development costs are expensed as incurred. Overhead expenses comprise general and administrative support provided to the research and development programs and involve costs associated with support activities such as facility maintenance, utilities, office services, information technology and human resources. The Company reviews and accrues clinical trials expenses based on work performed, which relies on estimates of total costs incurred based on completion of patient studies and other events. The Company follows this method since reasonable dependable estimates of the costs applicable to various stages of a research agreement or clinical trial can be made. Accrued clinical costs are subject to revisions as trials progress to completion. Revisions are charged to expense in the period in which the facts that give rise to the revision become known.

RECENT ACCOUNTING PRONOUNCEMENTS

Impairment and disposal of long-lived assets

Effective July 1, 2003, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 3063, Impairment or Disposal of Long-lived Assets and revised Section 3475, Disposal of Long-Lived Assets and Discontinued Operations. These two Sections establish standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use by the Company. It requires that an impairment loss be recognized when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal; the impairment recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. There was no impact on the Company's financial statements as a result of the adoption of these recommendations.

RISKS AND UNCERTAINTIES

Since inception, Neurochem has experienced operating losses and products have not yet been marketed commercially. The Company's product candidates are in development and have not yet been approved for commercialization by regulatory authorities in any jurisdiction. The Company's business entails significant risks, including the costs and time involved in obtaining the required regulatory approvals, the adequacy of patent protection, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of the products, and competition from pharmaceutical and other biotechnology companies.

Product research and development involves a high degree of risk and returns to investors are dependent upon successful development and commercialization of the Company's products. There can be no assurance that development of any product will be successfully completed or that regulatory approval of any of the Company's products under development will be obtained.

Furthermore, there can be no assurance that existing products or new products developed by competitors will not be more effective, or more effectively marketed and sold, than any that may be developed by the Company.

Because of the length of time and expense associated with bringing new products through development, obtaining regulatory approval and bringing products to market, the Company places considerable importance on obtaining and maintaining patent and trade secret protection for significant discoveries. There can be no assurance that any pending patent application filed by the Company will mature into an issued patent. Furthermore, there can be no assurance that existing or pending patent claims will offer protection against competition, or will not be designed around or infringed upon by others. Commercial success will also depend in part on the Company not infringing patents or proprietary rights of others.

The Company is currently dependent on third parties for a variety of functions and may enter into future collaborations for the development, manufacture and commercialization of products. There is no assurance that the arrangements with these third parties will provide benefits the Company expects. There can also be no assurance that the Company will be successful in marketing and distributing products, or that the Company will be able to make adequate arrangements with third parties for such purposes. There can be no assurance that the Company will generate revenue or achieve profitability.

Significant funding is required for ongoing research and development, clinical trials, commercial manufacturing of products and the establishment of sales and marketing teams necessary for the launch and ongoing sales of new products. In addition, major financial resources are necessary until such time as the products are commercialized and sold successfully, and sales are sufficient to generate profits. The Company intends to raise additional financing, as required, through research, partnership and licensing agreements, the exercise of options and warrants, and through equity and/or debt financing. However, there can be no assurance that these financing efforts will be successful or that the Company will continue to be able to meet its ongoing cash requirements. It is possible that financing will not be available or, if available, may not be on favorable terms. The availability of financing will be affected by the results of scientific and clinical research, the Company's ability to attain regulatory approvals, the market acceptance of the Company's products, the state of the capital markets generally (with particular reference to pharmaceutical, biotechnology and medical companies), the status of strategic alliance agreements, and other relevant commercial considerations.

On behalf of Management,



CLAUDE MICHAUD
Senior Vice-President, Finance
& Chief Financial Officer

St-Laurent , Quebec, Canada
February 13, 2004



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